QUAMTEL, INC.
14911 Quorum Drive, Suite 140
Dallas, Texas 75254

September 24, 2009

EDGAR CORRESPONDENCE

Securities and Exchange Commission

Washington, D.C. 20549

Attn:  Andrew Mew, Accounting Branch Chief

Mail Stop 3561

Re:

Quamtel, Inc., f/k/a Atomic Guppy, Inc.

File No. 000-31757

Dear Mr. Mew:

We are writing to update the status of our reply to your letter dated September 4, 2009, commenting on the Form 10-K for the fiscal year ended October 31, 2008, the Form 8-K dated July 28, 2009 and the Form 10-Q for the quarter ended June 30, 2009.

On September 21, 2009,  Registrant filed the amended Form 10-K for the 2008 fiscal year in a restated format and believes that it answered each of the first five comments in the comment letter.

On September 24, 2009, Registrant filed an amendment to the Form 8-K originally filed on August 3, 2009, and believes that it answered comments 6 through 11 in the comment letter.

On or before September 30, 2009, Registrant will file an amendment to the Form 10-Q for the quarter ended June 30, 2009, to answer comment 12.  The following information is provided as an explanation why Registrant believes no revision is required regarding related party transactions per comment 13.

The original Share Exchange Agreement was signed January 13, 2009 between Atomic Guppy, Inc. (“ATGU”) and WQN, Inc. (“WQN”). At the time, WQN was wholly owned by Steven Ivester (“Ivester”).  Prior to closing the share exchange, on July 1, 2009, Ivester sold 95% of his interest in WQN to eTelTec, Inc., a corporation wholly owned by Gladys Perez, an unrelated party, in exchange for an unsecured promissory note. In the exchange with ATGU, the new ATGU shares were divided 95% to eTelTec, Inc. and 5% to Ivester, and Ivester never owned more than 5% of the outstanding common stock of ATGU.  The Consulting Services Agreement is between  ATGU (now known as Quamtel, Inc.) and iTella, Inc., a Florida corporation wholly owned by Salvatore Nasca, Jr.  Prior to closing, Quamtel did not have expertise in  the management and financing of a public company and required the services of iTella as outlined in the Agreement.  iTella has six individuals on staff providing services to WQN and Quamtel, including Messrs. Nasca and Ivester. iTella has informed us that will also market its services to other similar companies.

Sincerely,

/s/ Stuart Ehrlich, CEO